

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 7, 2008

Mr. Rolf G. Horchler, Chief Executive Officer
Blackstone Lake Minerals Inc.
#205 – 1480 Gulf Road
Point Roberts, Washington 98281

      Re: **Blackstone Lake Minerals Inc.**
              Form 10-KSB for Fiscal Year Ended October 31, 2007
              Filed February 26, 2008
              Form 10-QSB for Fiscal Quarters Ended January 31, 2008 and April 30, 2008
              Filed March 21, 2008 and June 23, 2008
              File No. 0-51261

Dear Mr. Horchler:

       We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended April 30, 2008

Note 11 – Discontinued Operations

1.   Explain to us how the Company realized a loss from discontinued operations of
        $3,842,546, which includes the loss on disposal of $3,834,033 from the
        disposition of Skyflyer Technology. We note that there were net liabilities of
        $367,842 at October 31, 2007.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Gary Newberry at (202) 551- 3761, or Kim Calder at (202) 551-
3701, if you have questions regarding comments on the financial statements and related
matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief